UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2017
or
[_]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-15141
________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Herman Miller, Inc. Profit Sharing and 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Herman Miller, Inc.
855 East Main Avenue
P.O. Box 302
Zeeland, Michigan 49464-0302

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2018
HERMAN MILLER, INC. PROFIT
SHARING AND 401(K) PLAN

/s/ Hezron T. Lopez
Hezron T. Lopez
Senior Vice President, General Counsel, and Secretary, on behalf of the Plan Administrative Committee, the Plan's Named Administrator and Fiduciary

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the
Profit Sharing and 401(k) Plan Investment Committee of the
Herman Miller, Inc. Profit Sharing and 401(k) Plan
Zeeland, Michigan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Herman Miller, Inc. Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Grand Rapids, Michigan
June 27, 2018

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
Assets
Investments at fair value	$849,726,745	$722,913,494
Receivables:
Employee contributions	876,203	397,137
Employer contributions	3,732,450	3,270,070
Notes receivable from participants	9,603,541	9,973,054
Accrued investment income	509,316	520,701
Total receivables	14,721,510	14,160,962
Net assets available for benefits	$864,448,255	$737,074,456
See accompanying notes to the financial statements

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2017	December 31, 2016
Contributions:
Employer	$28,543,651	$31,531,074
Employee	22,030,503	20,450,512
Rollover	2,748,633	1,668,298
Total contributions	53,322,787	53,649,884

Investment income:
Dividend and interest income	32,723,487	18,926,217
Net appreciation in fair value of investments	95,682,773	42,654,946
Total investment income	128,406,260	61,581,163

Benefit payments	(66,428,874)	(44,479,045)
Administrative expenses	(556,868)	(562,330)
Net increase in net assets available for benefits	114,743,305	70,189,672
Net transfers into the plan	12,630,494	—

Net assets available for benefits:
Beginning of year	737,074,456	666,884,784
End of year	$864,448,255	$737,074,456
See accompanying notes to the financial statements.

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

1. Summary of Significant Accounting and Reporting Policies

Basis of Accounting
The financial statements of the Herman Miller, Inc. Profit Sharing and 401(k) Plan ("the Plan") are presented on the accrual basis of accounting. Comparative information shall be disclosed in respect of the preceding period for all amounts reported in the financial statements.

Certain prior year amounts have been reclassified for consistency with the current period presentation.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. The fair value of common stocks and mutual funds is based on quoted market prices on the last day of the plan year. The fair value of participation units in collective trust funds is based on quoted redemption values on the last day of the plan year.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: The fair value of Herman Miller, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Collective trusts: The fair value of participation units held in the collective trust funds are based on their net asset values, as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Underlying investments of the S&P 500 Index Fund consist primarily of common stocks. Underlying investments of the Aggregate Bond Index Fund consist primarily of bonds. The Putnam Stable Value Fund invests primarily in guaranteed and security-backed investment contracts with life insurance companies, banks, and other financial institutions. The collective trust funds provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Purchases and sales of investment securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk
At December 31, 2017 and 2016, approximately 13% and 15% of the Plan’s assets were invested in Herman Miller Inc. common stock, respectively.  A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the Plan’s financial statements. The most significant estimates relate to the value of investments. Actual results may differ from those estimates. Adjustments related to changes in estimates are reflected in the Plan's Statement of Changes in Net Assets Available for Benefits in the period in which those estimates changed.

2. Plan Description

The Plan is a defined-contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document or Summary Plan Description for more complete information.

Plan Sponsor
Herman Miller, Inc. and its participating affiliates ("the company" or "employer") sponsor and administer the Plan for the benefit of any or all of its employees.

Trustee
Under a trust agreement with the Plan administrator, Vanguard Fiduciary Trust Company ("Vanguard") is Trustee of the Plan. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Participation Requirements
All eligible employees of participating affiliates qualify to participate on their first day of employment after the employee has attained age 18.

Vesting
Participants are fully vested at all times. They have a nonforfeitable right to their salary deferral, employer matching contributions, and employer profit-sharing contributions, plus the earnings thereon.

Salary Deferral Contributions
A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant’s compensation as determined by the Plan. The Plan provides participants with the option to make Roth post-tax contributions to the Plan in addition to the already allowed pre-tax contributions.

Effective March 1, 2017, new employees will automatically be enrolled to the Plan after 30 days of employment to contribute 3 percent. In addition, participant's contributions will automatically increase by 1 percent each year in August. The automatic increase will stop when the participant's contributions reach 8 percent.

Employer Matching Contributions
The company will contribute to the Plan as matching contributions 100 percent of the participant’s salary deferral, up to 3 percent of the participant’s compensation, subject to certain limitations defined in the Plan document.

Effective September 3, 2017, the company increased the Employer Matching Contribution from 3 percent to 4 percent for all eligible employees.

Employer Core Contributions
The Plan provides for a quarterly employer profit-sharing contribution for participants on a non-elective basis which they call a “Core Contribution”. The core contribution is allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, subject to certain limitations defined in the Plan document. The core contribution made quarterly during the plan year represented 4 percent of the respective participant compensation earned during the Plan Year.

There was an additional 1 percent contribution added to the quarterly Core Contribution for the quarter prior to the increased Employer Matching Contribution effective September 3, 2017.

Employer Profit-Sharing Contribution
Until June 4, 2017, the Plan provided for an annual discretionary, employer profit-sharing contribution for participants on a non-elective basis. The profit-sharing contribution was allocated to the accounts of eligible participants, based on a percentage of the eligible participant's compensation, not to exceed 6 percent for the company's fiscal year, subject to certain limitations defined in the Plan document. The profit sharing contribution approved for the company's fiscal year ended June 3, 2017, which was from May 29, 2016 to June 3, 2017, represented 2.24 percent of the respective participant compensation earned in the company's 2017 fiscal year. The profit sharing contribution approved for the company's fiscal year ended May 28, 2016, which was from May 31, 2015 to May 28, 2016, represented 4.31 percent of the respective participant compensation earned in the company's 2016 fiscal year.

Effective June 4, 2017, the company discontinued the Employer Profit Sharing Contribution and instead, began allocating those funds to other components of pay and retirement. Refer to the Employer Matching Contribution and Employer Profit-Sharing Contribution disclosures above for further information.

Investment Options
Participants have the ability to direct the investment of their salary deferral and employer matching and core contributions into any or all of the investment options offered by the Plan, which currently include the company’s common stock, various mutual funds and collective trusts. All employer profit-sharing contributions are invested directly in the company’s common stock on behalf of the participants. Participants may elect to immediately direct the investment of funds in their employer profit-sharing accounts into any or all of the investment options offered by the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s contributions, employer contributions and net investment earnings or loss. Investment earnings or losses are allocated daily based on each participant’s relative account balance within the respective fund.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the Trustee will vote the shares as directed by the Plan administrator.

Benefit Payments
Benefit payments are recorded when paid. Upon retirement, termination, death or disability, a participant or beneficiary may elect to receive their benefit payment in the form of installments or a single lump-sum payment of a participant’s entire account balance via distribution of the company’s common stock, cash, or a combination of both as directed by the participant and defined in the Plan document. Participants may also elect to receive withdrawals from the Plan during their employment with the company, subject to certain restrictions defined in the Plan document.

Notes Receivable From Participants
Upon approval, a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of 50 percent of the sum of all of the participant’s account balances on the date the loan is approved or $50,000. The period of the loan will not exceed 5 years unless the proceeds are used to acquire the participant’s principal dwelling unit for which the period of the loan will not exceed 10 years. Each loan is secured by the assignment of 50 percent of the interest in and to the participant’s account. The loans bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in bi-weekly installments of principal and interest through payroll deduction arrangements with the company or repaid directly to the Trustee. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses
All expenses, other than the Trustee fees paid by the Plan and administrative fees, are paid by the company. Administrative fees for the Plan are shared by the participants and the company. Participants are charged an account management fee as a percentage of their account balance. This percentage does not cover the full cost of administration. Therefore, the company pays the balance of the expenses not paid by the participants. Investment management fees are charged to the Plan as the reduction of investment return and included in the investment income reported by the plan.

Plan Termination
The Plan may be discontinued at any time by the company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the Trust Agreement. The company currently has no intention to terminate the Plan.

Plan Spin Off and Merger
On January 1, 2017, the company completed the sale of a wholly-owned contract furniture dealership in Pennsylvania. In connection with the sale, the Plan spun off assets of approximately $2 million into another qualified plan, effective January 1, 2017.

Effective April 21, 2017, the net assets of approximately $14.8 million of the Nemschoff Chairs, Inc. Salaried and Administrative Retirement & Savings Plan (the “Nemschoff Plan”) were merged into the Plan. Each covered employee who was eligible to participate in the Nemschoff Plan immediately prior to the merger date is eligible to participate in the Plan.

3. Fair Value Measurements

The company follows ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1: Unadjusted quoted prices from active markets that are accessible at the measurement date for identical asset.

•	Level 2: Inputs other than quoted prices in active markets for identical assets that are observable, either directly or indirectly, for substantially the full-term of the asset.

•
Level 3: Unobservable inputs for the asset. Level 3 inputs include managements’ own assumption about the assumptions that market participants would use in pricing the asset (including assumptions about risk).

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The methods described above and in Note 1 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$113,322,923	$—	$—	$113,322,923
Mutual funds	577,386,880	—	—	577,386,880
Other investments measured at NAV(a)				159,016,942
Total investments at fair value	$690,709,803	$—	$—	$849,726,745

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Herman Miller, Inc. common stock	$104,741,994	$—	$—	$104,741,994
Mutual funds	475,827,650	—	—	475,827,650
Other investments measured at NAV(a)				142,343,850
Total investments, at fair value	$580,569,644	$—	$—	$722,913,494

(a) In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

4. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The company pays certain professional fees for the consultation and audit of the Plan.

The Plan investments include shares of common stock of the company, which is considered a party-in-interest. During the years ended December 31, 2017 and 2016, the plan recorded income related to dividends from shares of company common stock of $2,109,375 and $2,049,203, respectively. As of December 31, 2017 and 2016, the Plan owned 2,829,536 and 3,062,631 shares of company common stock, respectively. Notes receivable from participants are also considered party-in interest transactions.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 30, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit Number    Document
23 (a)        Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

Herman Miller, Inc. Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 38-0837640 Plan #002
December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common stock
*	Herman Miller, Inc.	Common Stock (2,829,536 shares)	a	$113,322,923

	Mutual funds
	Vanguard	Wellington Fund	a	38,880,836
	Vanguard	Small Cap Growth Index Fund	a	40,961,650
	Delaware	Small Cap Value Fund	a	40,558,387
	American	Europacific Growth Fund	a	44,993,914
	Dodge & Cox	Total Income Fund	a	53,291,274
	Calvert	U.S. Large Cap Core Responsible Index Fund	a	8,883,754
	T Rowe Price	Emerging Market Stock	a	5,533,643
	BlackRock	Black Rock Equity Dividend Fund I Class	a	41,398,907
	Harbor Funds	Harbor Capital Appreciation Fund	a	112,558,499
	Vanguard	Retirement Income Trust II	a	6,013,091
	Vanguard	Retirement 2015 Trust II	a	6,048,619
	Vanguard	Retirement 2020 Trust II	a	25,692,658
	Vanguard	Retirement 2025 Trust II	a	40,809,388
	Vanguard	Retirement 2030 Trust II	a	30,913,929
	Vanguard	Retirement 2035 Trust II	a	29,926,289
	Vanguard	Retirement 2040 Trust II	a	17,666,807
	Vanguard	Retirement 2045 Trust II	a	15,439,360
	Vanguard	Retirement 2050 Trust II	a	9,420,977
	Vanguard	Retirement 2055 Trust II	a	6,062,157
	Vanguard	Retirement 2060 Trust II	a	2,317,117
	Vanguard	Retirement 2065 Trust II	a	15,624
				577,386,880
	Collective trust funds
	Putnam Fiduciary Trust Company	Stable Value Fund	a	78,290,005
	Northern Trust Global Investments	S&P 500 Index Fund	a	49,861,270
	Northern Trust Global Investments	Aggregate Bond Index Fund	a	30,865,667
				159,016,942

*	Various plan participants	Notes Receivable From Participants (interest rates from 4.25% to 10.50%) maturing at various dates through September 2027.	a	9,603,541
				$859,330,286
*	Represents party in interest.
a	Investment is participant directed, therefore, historical cost information is not required.